Execution Version

DATED	16 august 2021

(1)	Triple IT Corporate B.V., as the Seller and

(2)	Vislink Ltd, as the Buyer

Agreement for the sale and purchase of all issued and outstanding shares in

Mobile Viewpoint Corporate B.V.

TABLE OF CONTENTS

Page

1.	DEFINITIONS AND INTERPRETATION	2
2.	SALE AND PURCHASE	2
3.	PURCHASE PRICE	2
4.	LEAKAGE	3
5.	COMPLETION	4
6.	DUE DILIGENCE INVESTIGATION	6
7.	WARRANTIES	7
8.	TAX COVENANT	7
9.	POST COMPLETION COVENANTS	7
10.	RESTRICTIVE COVENANTS	9
11.	CONFIDENTIALITY; ANNOUNCEMENTS	9
12.	NOTICES	11
13.	FURTHER ASSURANCES	12
14.	ASSIGNMENTS	13
15.	PAYMENTS	13
16.	COST	14
17.	GENERAL	14
18.	NO RESCISSION	14
19.	WHOLE AGREEMENT	14
20.	GOVERNING LAW	15
21.	DISPUTES	15
22.	LANGUAGE	15
SCHEDULE 1 THE COMPANY		17
SCHEDULE 2 THE SUBSIDIARIES		18
SCHEDULE 3 CALCULATION OF BASE PURCHASE PRICE		19

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TABLE OF CONTENTS

(continued)

-ii-

Execution Version

THIS AGREEMENT is made on 16 August 2021
BETWEEN

(1)	Triple IT Corporate B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Alkmaar, the Netherlands and its office address at Keesomstraat 10 E, 1821 BS, Alkmaar, the Netherlands, registered with the Dutch commercial register under number 59790970 (the "Seller"); and

(2)	Vislink Ltd, a company incorporated in England and Wales, with its registered office at Waterside House, Earls Colne Business Park, Colchester, United Kingdom, CO62NS, and registered under number 10523708 (the "Buyer"),

Each, a "Party" and collectively, the "Parties".
INTRODUCTION

(A)	The Seller is the holder of all the issued and outstanding shares (the "Shares") in the capital of Mobile Viewpoint Corporate B.V. (the "Company"). Further details of the Shares and the Company are set out in Schedule 1 (The Company).

(B)	The Company holds all of the issued and outstanding shares (collectively, the "Subsidiary Shares") in the capital of the companies set out in Schedule 2 (The Subsidiaries) (the "Subsidiaries", and the Subsidiaries together with the Company, the "Group Companies" or the "Company Group", and each Subsidiary or Company, a "Group Company"). Further details of the Subsidiary Shares and the Subsidiaries are set out in Schedule 2 (The Subsidiaries).

(C)	The Seller has initiated a sale of the (shares in the) Group Companies and their respective businesses, which businesses consist of (i) the sales & marketing, design & engineering, procurement and (technical) support of live video transmission equipment (Wireless Multiplex Terminals (WMT) encoders and decoders) using bonded-cellular technology, including the supporting software solutions and (ii) artificial intelligence (AI) assisted live studio and sports games production products and supporting software (that also includes video capture with cameras) (together, the "Business"), and the Buyer has been selected as purchaser of the Shares (including (indirectly) the Subsidiary Shares).

(D)	The Buyer has carried out the Due Diligence Investigation.

(E)	The Seller, the Company Group and the Buyer have complied with the provisions of the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2015 ter bescherming van de belangen van werknemers) to the extent applicable.

(F)	The Seller wishes to sell the Shares to the Buyer and the Buyer wishes to purchase the Shares from the Seller, subject to the terms and conditions set out in this agreement (the "Transaction").

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(G)	Each of the Parties has obtained all internal approvals and consents required for the transactions contemplated by this agreement.

AGREEMENT

1.             DEFINITIONS AND INTERPRETATION

1.1	In addition to terms defined elsewhere in this agreement, the definitions and other provisions in Schedule 16 (Definitions and Interpretation) apply throughout this agreement unless the contrary intention appears.

1.2	In this agreement, unless the contrary intention appears, a reference to a clause, subclause, recital or Schedule is a reference to a clause, subclause, recital or schedule of this agreement. The Schedules form part of this agreement.

1.3       The headings in this agreement will not affect its interpretation.

2.             SALE AND PURCHASE

2.1	On and subject to the terms and conditions of this agreement, the Seller hereby sells the Shares to the Buyer and the Buyer hereby buys the Shares from the Seller.

2.2	At Completion, the Seller will transfer (leveren) the Shares free of all Encumbrances and together with all rights and obligations attached to the Shares and the Buyer will accept (aanvaarden) the transfer of the Shares, by executing the Deed of Transfer.

2.3	Subject to Completion occurring, the Transaction shall be economically effective as from the start of 1 May 2021 (the "Effective Date"), and consequently, subject to the other provisions of this agreement, the economic benefit and burden of the Shares, the Subsidiary Shares, the Business and the Group Companies shall be for the risk and account of the Buyer as of the Effective Date.

3.             PURCHASE PRICE

3.1	The aggregate purchase price for the Shares (the "Purchase Price") shall be an amount equal to:

(a)           an amount of EUR 15,000,000 (the "Base Purchase Price"); plus

(b)           the amount of net cash at the Effective Date, equal to an amount of EUR 268,914; plus

(c)           an amount of EUR 90,532 as locked box compensation amount; minus

(d)           the Net Leakage Amount, equal to an amount of EUR 535,168.

3.2	The Purchase Price shall be fixed and will be paid in full in cash on Completion and shall be made without any set-off, restriction, condition or counterclaim and free and clear of all deductions or withholdings of any kind.

Execution Version

3.3	If any payment is made by the Seller to the Buyer under or in respect of any breach of any provision of this agreement, the payment shall, so far as possible, be treated as a reduction in the Purchase Price, and the Purchase Price shall in such case be reduced by the amount of such payment.

3.4       Any Taxation due in relation to the transfer of the Shares will be for the account of the Buyer.

4.       LEAKAGE

4.1	In accordance with clause 3.1(d), the Purchase Price shall be reduced by an amount equal to the net effects (after deducting any Leakage Tax Benefit) of any Leakage (the "Net Leakage Amount").

4.2	The Seller has prior to the date hereof identified certain items which constitute Leakage. The items that constitute Leakage and the Net Leakage Amount are listed in Schedule 10 (Known Leakage) (the “Known Leakage”).

4.3	The Leakage and the Net Leakage Amount identified by the Seller and set out in Schedule 10 (Known Leakage) shall be binding for the purposes of determining the Purchase Price payable at Completion and shall only be subject to challenges in accordance with this clause 4.

4.4	If the Buyer identifies any Additional Leakage within six (6) months after Completion, then the Buyer shall be entitled to deliver, within this six (6) month period, a written notice to the Seller, setting out the Additional Leakage identified, together with evidence thereof and a calculation of the net effects (after deducting any Leakage Tax Benefit) of such Additional Leakage (the "Net Additional Leakage Amount"). For the avoidance of doubt, notwithstanding anything set out to the contrary in this agreement, the Seller shall not be liable to reimburse the Buyer in respect of:

(a)	any Permitted Leakage;

(b)	any Leakage notified after the expiry of six (6) months after the Completion Date.

4.5	The Seller shall, within twenty (20) Business Days of receipt of a notice described in clause 4.4, respond thereto in writing and the Buyer and the Seller shall in good faith negotiate to resolve the matter. If the Buyer and the Seller do not reach agreement on the Net Additional Leakage Amount within twenty (20) Business Days of receipt by the Buyer of the written response from the Seller, the amount of any disputed portion of the Net Additional Leakage Amount shall be determined by an independent expert (the "Independent Expert"), who will be appointed and resolve the matter as follows:

(a)	the Seller and the Buyer will jointly appoint one of the following accountancy firms as the Independent Expert, provided that such firm can be considered as independent: (i) PwC, (ii) EY, (iii) KPMG or (iv) Deloitte;

(b)	if the Seller and the Buyer fail to jointly appoint the Independent Expert within ten (10) Business Days, each of them shall be entitled to request the chairman of the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants) to make a binding nomination for the Independent Expert to be appointed by them from one of the following accountancy firms: (i) PwC, (ii) EY, (iii) KPMG or (iv) Deloitte, provided that such firm can be considered as independent;

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(c)	the terms of reference for the Independent Expert shall be to determine the amount of any disputed Net Additional Leakage Amount, if any, within fifteen (15) Business Days of its appointment;

(d)	the Independent Expert shall be entitled to determine the procedure applicable to its determination;

(e)	the Independent Expert shall act as expert and not as arbitrator and shall determine the dispute by means of a binding advice (bindend advies);

(f)	the binding advice of the Independent Expert will be final and binding on the Parties, save in the event of manifest error, in which event the relevant part of the binding advice will be remitted to the Independent Expert for correction; and

(g)	the fees and expenses of the Independent Expert will be borne by the Seller and the Buyer on an inversely proportional basis, based upon the relative portions of the amounts in dispute that have been submitted to the Independent Expert for resolution that ultimately are awarded to the Seller and the Buyer (e.g., if EUR 100,000 is in dispute, and of that amount, the Independent Expert awards EUR 75,000 to the Seller and EUR 25,000 to the Buyer, then the Seller will be responsible for 25% and the Buyer will be responsible for 75% of the fees and expenses of the Independent Expert).

4.6	Within ten (10) Business Days of the Buyer and the Seller reaching agreement on the Net Additional Leakage Amount, or, as the case may be, the determination of the Net Additional Leakage Amount in accordance with clause 4.5, the Seller shall pay the Net Additional Leakage Amount to the Buyer.

5.       COMPLETION

5.1	Completion shall take place immediately after Signing, unless the Seller and the Buyer agree in writing on another date, in which case Completion shall occur on such other date (the date determined pursuant to this clause 5.1, the "Scheduled Completion Date"). Completion shall take place at the office of the Seller's Lawyers, unless the Seller and the Buyer agree in writing on another time and location.

5.2	The Seller shall procure that ultimately at Completion all Intra-Group Receivables have been settled in full.

5.3	Ultimately at 10:00 hours CET on the Scheduled Completion Date, the Buyer will pay or procure payment of an amount equivalent to the aggregate of (i) the Purchase Price, equal to an amount of EUR 14,824,278; and (ii) the Intra-Group Payables (for the avoidance of doubt, after settlement of the Intra-Group Receivables), equal to an amount of EUR 717,785, by wire transfer into the Notary's account in accordance with clause 16 and the Notary Letter. It is understood between the Parties that (i) except as specifically stated otherwise in Schedule 10 (Known Leakage), the Intra Group Payables, as set out in the contribution and settlement agreement made between the members of the Seller’s Group and the Group Companies on the date hereof do, to the extent payable by the Group Companies in the ordinary course of business, not constitute Leakage, and (ii) notwithstanding clause 5.2, ongoing ordinary course inter-company charges payable by the Group Companies to the Seller over August 2021 and, to the extent usage based, over July and August 2021, which costs have not been included in the Intra-Group Payables as set out in that contribution and settlement agreement, remain outstanding to be paid by the Group Companies and will be invoiced by the Seller in the ordinary course, provided that the amount of inter-company charges payable by the Group Companies to the Seller for the relevant month does not materially deviate from the charges paid by the Group Companies to the Seller in the month immediately preceding the month to which the relevant charges relate.

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5.4	Up to the execution of the Deed of Transfer, the Notary will hold the funds received pursuant to clause 5.3 for the benefit of the party who has paid these funds. As of the execution of the Deed of Transfer, the Notary will hold the Purchase Price for the Seller, and shall pay the Purchase Price to the Seller, in each case in accordance with the Notary Letter.

5.5	On the Scheduled Completion Date, the Buyer and the Seller will do, or procure to be done, those things respectively listed in relation to it or its Affiliates in Schedule 12 (Completion) and the Notary Letter in the order in which they are required to be carried out pursuant to that Schedule and the Notary Letter.

5.6	If, prior to or at the moment on which Completion is to be effected, for any reason a Party does not do or does not procure to be done all those things listed in relation to it in this clause 5 or in Schedule 12 (Completion), the non-defaulting Party may elect (in addition and without prejudice to all other remedies available to it or them) to either:

(a)	effect Completion as far as practicable having regard to the defaults that have occurred (without in any way limiting the other Party's rights or remedies under this agreement or by Law, to, amongst other things, claim for damages); or

(b)	set a new date for Completion, occurring in the period between five (5) Business Days and ten (10) Business Days after the Scheduled Completion Date, in which case this clause 5 and Schedule 12 (Completion) will also apply to Completion as so deferred. If on such new date set for Completion a Party breaches any of its obligations in this clause 5 or in Schedule 12 (Completion) and the non-defaulting Party cannot reasonably be expected to effect Completion as far as practicable having regard to the defaults that have occurred, then the non-defaulting Party may terminate this agreement.

5.7	Upon termination of this agreement, all provisions of this agreement will terminate, except clause 5.6 and this clause 5.7, and clauses 12 (Confidentiality; Announcements), 13 (Notices), 15 (Assignments), 17 (Cost), 18 (General), 19 (No Rescission), 20 (Whole Agreement), 21 (Governing Law), 22 (Disputes) and 23 (Language), together with the provisions of clause 1 and Schedule 16 (Definitions and Interpretation), which will survive termination.

Execution Version

5.8	Without prejudice to any rights or remedies available to any Party in respect of any default on the part of the other Party, none of the Parties will be obliged to complete the sale and purchase of the Shares unless all those things set out in this clause 5 and Schedule 12 (Completion) have been done prior to Completion.

5.9	With reference to the Rules of Professional Conduct ( Verordening beroeps- en gedragsregels) of the Royal Dutch Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie), the Parties acknowledge and agree that (i) Jones Day acts as counsel to the Seller in connection with, or acts as counsel for or on behalf of the Seller in the event of any dispute relating to, this agreement and any related agreement, and (ii) the Notary, although associated with Jones Day, will execute the notarial deeds connected with this agreement.

6.       DUE DILIGENCE INVESTIGATION

6.1       The Buyer acknowledges and agrees that:

(a)	it has performed with the assistance of professional advisors in the period from 23 June 2021 to 4 August 2021 a comprehensive due diligence investigation regarding (inter alia) the commercial, operational, information technology, intellectual property, financial, legal, compliance, human resources, insurance and tax aspects with respect to the Shares, the Subsidiary Shares, the Company Group, the Business and the Transaction (the "Due Diligence Investigation");

(b)	the Due Diligence Investigation was in a form, scope and substance to the Buyer's satisfaction and the Buyer and its advisers have raised with the Seller and the Group Companies those specific issues which they considered relevant in connection with the Transaction;

(c)	the Due Diligence Investigation formed the basis on which the Buyer has decided to enter into this agreement on the terms and subject to the conditions set out herein;

(d)	it has been provided with the financial factbook dated 23 June 2021 relating to the Company Group prepared by Alvarez & Marsal; and

(e)	it and its advisors have obtained all other information that the Buyer and its advisors deemed proper and necessary.

6.2	The (i) information included in the Data Room (an index of which is included in Schedule 6 (Disclosed Information) and copies of which have been made available to the Buyer on a USB),

(ii)  written answers to questions raised by the Buyer or its Representatives (copies of which are also included in Schedule 6 (Disclosed Information) and on the USB made available to Buyer),

(iii) the financial factbook relating to the Company Group prepared by Alvarez & Marsal dated 23 June 2021 and (iv) information available for inspection in the trade register with the Dutch Chamber of Commerce (handelsregister van de Kamer van Koophandel) in relation to the Group Companies one (1) Business Day prior to the Scheduled Completion Date (together the "Disclosed Information"), shall be deemed disclosed to the Buyer. Accordingly, notwithstanding any other provisions of this agreement, the Seller:

Execution Version

(a)	will not be in Breach (as defined hereunder); and

(b)	will not be liable in respect of any matter giving rise to a breach of any of the Warranties (a "Breach"),

in respect of any facts, matters or other information Disclosed in the Disclosed Information or in this agreement.

7.             WARRANTIES

7.1	Subject to clause 6.2, Schedule 7 (Limits) and any other applicable limitations set out in this agreement, the Seller represents and warrants (garanderen) to the Buyer that each of the statements set out in Schedule 5 (Seller's Warranties) (the "Warranties") is true and accurate at the Signing Date (other than Warranties that address matters only as of a certain date, which need only be true and accurate as per such date).

7.2	Subject to clause 6.2, the Seller shall compensate the Buyer for its damages resulting from a Breach, it being understood that damages incurred by a Group Company as a result of a Breach will be deemed damages of the Buyer and that the liability of the Seller in connection with a Breach and any Warranty Claim will be subject to the limitations contained in, and to the other provisions of, this agreement, including Schedule 7 (Limits).

7.3	Each Warranty only applies to the subject expressly referred to therein. Except for the Tax Warranties, none of the Warranties apply to any matter related to Taxes.

7.4	Seller may at its discretion offer remedy for a Breach which is capable of being remedied, in which case the Buyer shall, and shall procure that the Group Companies shall, provide the Seller with reasonable assistance to remedy such Breach.

7.5	The Buyer represents and warrants (garandeert) to the Seller that each of the statements set out in Schedule 8 (Buyer's Warranties) (the "Buyer's Warranties") is true and accurate at the Signing Date.

8.             TAX COVENANT

The provisions of Schedule 9 (Tax Covenant) shall apply in respect of Tax with effect from the date of Completion. If and to the extent there is a conflict between the provisions of Schedule 9 (Tax Covenant) and any of the other provisions of this agreement, Schedule 9 (Tax Covenant) shall prevail.

9.             POST COMPLETION COVENANTS

9.1       Retention of books and records

For a period of seven (7) years from Completion, or such longer period as may be prescribed by Law, the Buyer shall retain any books, records, and other written information relating to the Company Group in respect of the period up to and including the Completion Date which are located at the offices of a Group Company or which are held by or on behalf of any member of the Buyer's Group pursuant to Completion. To the extent reasonably required by the Seller, the

Execution Version

Buyer shall, and shall procure that the Group Companies shall, grant the Representative(s) of the Seller and its Affiliates reasonable access to the management and to the books and records of the Company Group at such times during normal business hours on any Business Day as may be convenient to a Group Company and provide such information regarding the Business and affairs of the Company Group as the Seller may reasonably require for audit, tax, compliance with Law and contractual obligations or other purposes, including the right to view, inspect, download and make copies thereof (at the Seller’s expense).

9.2       Transitional Services

At Completion the Seller and the Group Companies shall enter into the transitional services agreement attached as Schedule 15 (Transitional Services Agreement) (the “TSA”), pursuant to which the Seller and its Affiliates shall provide certain services to the Group Companies, subject to the terms and conditions as further set out in the TSA.

9.3       Audited Financial Statements

Following Completion, the Seller shall, subject to the provisions of the TSA and reimbursement by the Buyer of the Seller Group’s related reasonable external costs (if applicable) (at the rate agreed in the TSA) and the Seller Group’s related reasonable internal costs (at the rate agreed in the TSA), use its best commercially reasonable efforts to:

(a)	assist the Company in the preparation by the Company of its audited financial statements for the financial year 2020, including but not limited to the timely reporting of financial results and the closing of the Company’s financial books and records for the Company’s fourth fiscal quarter of the financial year 2020; and

(b)	cooperate with BDO Accountants who are preparing the audited financial statements of the Company for the financial year 2020,

it being understood between the Parties that to prevent that the preparation by the Company of its audited financial statements for the financial year 2020 imposes an unreasonable burden on the Seller’s ordinary course of business operations, the Parties shall in good faith consult with each other on a joint course of action to complete the Company’s audited financial statements for the financial year 2020 for the purpose of satisfying the reporting requirements of the Buyer.

10.       WRONG POCKET

10.1	If, within twelve (12) months following Completion, it becomes clear that any member of the Seller’s Group owns any Intellectual Property which in the twelve (12) months prior to Completion has been predominantly used in the Business (a Wrong Pocket Asset), and any such matter is not expressly otherwise dealt with in this agreement or any other agreement between the relevant parties that is entered into at arm’s length terms, then the Buyer shall notify the Seller thereof within twelve (12) months following Completion.

10.2	Following notification pursuant to clause 10.1, the Seller shall, as soon as reasonably possible, grant the Group Companies a non-exclusive, perpetual and royalty free license to use the Wrong Pocket Asset and shall execute or procure the execution of such documents as may be reasonably required to facilitate such license.

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10.3	Any license pursuant to clause 10.2 shall be effectuated at the Seller’s reasonable cost and expense (including any taxes arising in respect of or in connection with the effectuation of such license), for nil consideration and, for the avoidance of doubt, without any amendment to the Purchase Price, and any such license shall be for the benefit and risk of the Buyer with effect from Completion, irrespective of the fact that the license grant takes place at a later date.

11.       RESTRICTIVE COVENANTS

The Seller undertakes, also on behalf of its Affiliates, to the Buyer that it shall not during a period of twenty-four (24) months following the Completion Date:

(i)	open, be engaged in, or be concerned with or acquire, other than an interest of less than five per cent in a publicly listed company, any direct or indirect interest in any undertaking which is engaged in a business which competes with the Business as conducted on the Completion Date;

(ii)	persuade or induce any person that is at Completion a supplier of goods or services to a Group Company to cease to supply, or to restrict or vary the terms of supply, to that Group Company, or deliberately take any action that results in the impairment of such relationship, including by soliciting or enticing away from any Group Company any material supplier who supplied goods or services with respect to such Group Company within one (1) year immediately preceding the Completion Date,

(iii)	persuade or cause any material customer of any Group Company to terminate its relationship with such Group Company, or take any action that results in the impairment of such relationship; or

(iv)	solicit or entice away or endeavour to solicit or entice away from any Group Company any employee, other than through general advertising campaigns not specifically targeted at any such individual, provided that the current activities of the Seller and the members of the Seller’s Group shall not constitute a breach of this clause 11 (i), 11 (ii) or 11 (iii).

12.       CONFIDENTIALITY; ANNOUNCEMENTS

12.1	No public announcement, circular or other communication in connection with the existence or the subject matter of this agreement or the Transaction may be made or issued by or on behalf of the Seller or the Buyer, or their respective Affiliates, without the prior written approval of the Buyer (in the case of any public announcements, circulars or other communications by the Seller or its Affiliates), or the Seller (in the case of any public announcement, circular or other communication by the Buyer or its Affiliates), respectively, which approval may not be unreasonably withheld or delayed, provided that each Party may make such public announcement, circular or other communication as is reasonably required or advisable to comply with Law and, unless not reasonably possible, consult with the other Parties before such public announcement.

Execution Version

12.2	Notwithstanding anything to the contrary, Buyer shall be entitled (i) to issue the announcement press release relating to the Transaction (the "Announcement"), substantially in the form of Schedule 14 (Announcement) attached hereto, one (1) Business Day following the date hereof; and (ii) to file a copy of this agreement and the TSA with the SEC, it being understood and expressly agreed that if Seller or its Representatives share any information with the Company’s important stakeholders prior to the Announcement, the Seller shall procure that each of such important stakeholders is made aware of the confidential nature of the information and bound to a confidentiality agreement with terms at least equal to the terms of Clause 12.1.

12.3	The NDA will continue to have full force and effect up to Completion in accordance with its terms and will automatically be terminated and replaced in full with this clause 12 as per Completion.

12.4 Without prejudice to the terms and conditions of the NDA during the period up to Completion and subject to clause 12.1, each of the Parties shall, and shall procure that its Affiliates and its and their Representatives shall, treat as strictly confidential and not release, disclose or use any information contained in, received or obtained as a result of entering into this agreement or any agreement entered into in connection with the Transaction which relates to:

(a)	the provisions of this agreement or any agreement entered into in connection with this Transaction;

(b)	the negotiations relating to this agreement or any such other agreement; or

(c)	the Seller or the Buyer or the business activities carried on by them or any of their respective Affiliates.

12.5       Clause 12.2 shall not prohibit disclosure or use of any information if and to the extent:

(a)	the disclosure or use is reasonably required to vest the full benefit of this agreement in any Party;

(b)	the disclosure or use is required for the purpose of any legal proceedings arising out of this agreement or any other agreement entered into under or pursuant to this agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(c)	the disclosure is made to professional advisors of any Party on terms that these professional advisors undertake to comply with the provisions of clause 12.1 in respect of the information as if they were a party to this agreement;

(d)	the disclosure or use is required by Law or, if applicable, the rules of any recognized stock exchange on which the shares of any Party (or its Affiliates) are listed;

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(e)	the information is or becomes publicly available (other than by breach of the NDA or of this agreement); or

(f)	the other Party has given prior written approval to the disclosure or use,

provided that prior to disclosure or use of any information pursuant to clause 12.5(a) or clause 12.5(b), the Party concerned promptly notifies the other Party of this requirement with a view to provide the other Party with the opportunity to contest the disclosure or use or otherwise to agree on the timing and content of the disclosure or use.

13.       NOTICES

13.1	Any notice or other formal communication given under this agreement (which includes email) must be in writing and may be delivered in person, or sent by post or email to the Party to be served as follows:

(a)	to Triple IT Corporate B.V. at:

Keesomstraat 10 E,
1821 BS, Alkmaar,
The Netherlands

Marked for the attention of: Mr. Guido Nap

Email:

with a copy (which shall not constitute a notice) to:

Jones Day

Concertgebouwplein 20
1071 LN Amsterdam
The Netherlands

Marked for the attention of: Mr. Maarten de Boorder

Email:

(b)	to Vislink at:

Vislink Technologies

101 Bilby Road

Suite-15

Bldg-2

Hackettstown, NJ

United States of America

Marked for the attention of: Mr. Michael Bond

Email:

with a copy (which shall not constitute a notice) to:

Execution Version

Dentons Europe LLP
Gustav Mahlerplein 2
1082 MA Amsterdam
The Netherlands

Marked for the attention of: Mr. Kuif Klein Wassink and Mr Nick de Rooij

Email:

Dentons US LLP

101 JFK Parkway

Short Hills, NJ 07078-2708

United States of America

Marked for the attention of: Mr. Ira L. Kotel

Email:

or at such other address in the Netherlands or email as it may notify to the other Party under this clause. Any notice or other document sent by post shall be sent by recorded delivery post or by courier.

13.2 Any notice or other communication shall be deemed to have been given:

(a)	if delivered in person, at the time of delivery;

(b)	if sent by post, at 10.00 a.m. on the second Business Day after it was put into the post or at 10.00 a.m. (local time at the place of destination) on the Business Day after it was put into the post by courier; or

(c)	if sent by email, on the date of transmission, if transmitted before 5.00 p.m. (local time at the place of destination) on any Business Day and in any other case on the Business Day following the date of transmission.

13.3	In proving the giving of a notice or other communication, it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by courier, or that the email was properly addressed and transmitted, as the case may be.

14.       FURTHER ASSURANCES

On and after Completion, each Party will, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary Person) all such deeds, documents, acts and things as the other Party may from time to time require in order to give full effect to this agreement.

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15.          ASSIGNMENTS

No Party may, without the prior written consent of the other Party, assign or grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this agreement. Without this consent, no assignment or Encumbrance is effected.

16.          PAYMENTS

16.1	Unless otherwise expressly stated, all payments to be made under this agreement shall be made in Euro to the Seller, the Buyer or, where required to be transferred into the Notary's third party account, the Notary as follows:

(a)           to the Seller at:

bank:	ING Bank
location bank:	Amsterdam, the Netherlands

or such other account as the Seller may specify;

(b)           to the Buyer at:

bank:	Wells Fargo Bank, N.A.
location bank:	San Francisco, United States of America

or such other account as the Buyer may specify;

(c)           to the third party bank account of the Notary at:

bank:	ABN AMRO Bank N.V.
bank location:	Amsterdam, the Netherlands
payment reference:	Completion Payment Project Connect

16.2	The receipt by the Seller's Lawyers or the Buyer's Lawyers of any sum or document to be paid or delivered to the Seller or the Buyer shall discharge the Buyer's or the Seller's obligation to pay or deliver it to the Seller or the Buyer.

Execution Version

17.       COST

17.1	Save as otherwise provided in this agreement, each Party will pay the costs and expenses incurred by it (and, in the case of the Buyer, each member of the Buyer's Group and, in the case of the Seller, each member of the Seller’s Group) in connection with the entering into, and Completion of, this agreement, including, without limitation, requirements for transferring the Shares. The costs of the Notary (including any and all negative interest accrued on amounts deposited on the third party account of the Notary) will be borne exclusively by the Buyer.

18.       GENERAL

18.1	This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

18.2	Except as expressly stated otherwise in this agreement, the terms of this agreement may be enforced only by a Party to this agreement or a Party's permitted assigns or successors. In the event that any third party stipulation (derdenbeding) contained in this agreement is accepted by any third party, such third party will not become a Party to this agreement.

18.3	If at any time a provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, this shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

(b)	the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this agreement.

19.       NO RESCISSION

19.1	The Parties waive their rights, if any, to in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging) this agreement. Furthermore, the Parties waive their rights, if any, to in whole or in part seek the alteration of this agreement pursuant to article 6:230 of the DCC. In the event of a breach of this agreement, the Parties agree that the Buyer shall only be entitled to claim for damages (schadevergoeding) and not for specific performance (nakoming), except where it concerns the Seller's obligations under clause 2.1.

19.2	The applicability of articles 6:89, 7:17 and 7:20 up to and including 7:23 of the DCC is excluded under or in connection with this agreement.

20.       WHOLE AGREEMENT

20.1	This agreement contains the whole agreement between the Parties relating to the transactions contemplated by this agreement and supersedes all previous agreements, whether oral or in writing, between the Parties relating to these transactions.

20.2	If and to the extent the Law of any jurisdiction provides for more protection to the Buyer in addition to the provisions in this agreement (such as additional rights exercisable towards the Seller or implied representations and warranties in addition to the Warranties), the Buyer hereby excludes or (if incapable of exclusion) irrevocably waives (afstand van recht) the right to invoke this additional protection, and the Seller hereby accepts such waiver.

Execution Version

20.3	Each Party acknowledges that in agreeing to enter into this agreement, it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this agreement) made by or on behalf of the other Party before the signature of this agreement. Each Party waives all rights and remedies which, but for this subclause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

20.4	Nothing in the preceding subclause limits or excludes any liability for fraud.

20.5	This agreement may only be amended in writing and where such amendment is signed by all Parties.

21.          GOVERNING LAW

21.1	This agreement and any contractual or non-contractual obligations arising out of or in connection to this agreement are governed by and shall be construed in accordance with the Laws of the Netherlands.

21.2	Any power of attorney or other document executed in connection with this agreement or the transactions provided for in this agreement will be governed by and construed in accordance with the Laws of the Netherlands.

22.          DISPUTES

The Parties agree that any dispute arising out of or in connection with this agreement, whether contractual or non-contractual, shall be exclusively submitted to the jurisdiction of the competent court in Amsterdam, the Netherlands.

23.          LANGUAGE

The language of this agreement and the transactions envisaged by it is English and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed.

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Execution Version

SIGNATORIES:

This agreement has been signed by the Parties (or their duly authorized Representatives) on the date stated at the beginning of this agreement.

For and on behalf of:	For and on behalf of:
Triple IT Corporate B.V.	Triple IT Corporate B.V.

/s/ Schalk Stalman	/s/ Guido Nap
By: Schalk Stalman	By: Guido Nap
Title: Director of Simulator Topco B.V.	Title: Director of Simulator Topco B.V.

For and on behalf of:

Vislink Ltd

/s/ Michael Bond
By: Michael Bond
Title: CFO